SINA Corporation

37F, Jin Mao Tower

88 Century Boulevard, Pudong

Shanghai 200121, China

August 5, 2016

VIA EDGAR

Ms. Kathleen Collins, Accounting Branch Chief

Mr. David Edgar, Staff Accountant

Ms. Jan Woo, Legal Branch Chief

Mr. Ed Kim, Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SINA Corporation (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2015 (the “2015 Form 20-F”)
Filed on April 28, 2016 (File No. 001-37361)
Form 6-K filed on May 13, 2016 (the “Form 6-K”)

Dear Ms. Collins, Mr. Edgar, Ms. Woo and Mr. Kim:

This letter sets forth the Company’s responses to the comments contained in the letter dated July 25, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the 2015 Form 20-F and the Form 6-K.  The Staff’s comments are repeated below and are followed by the Company’s responses thereto.  All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2015 Form 20-F or the Form 6-K, as the case may be.

Form 20-F for the Fiscal Year Ended December 31, 2015

Item 5. Operating and Financial Review and Prospects

Results of Operations

Net Revenues, page 85

1.                                      In your Q1 2016 earnings call, you state that the gap between mobile traffic and mobile monetization has been further narrowed with over 60% of the portal traffic coming from mobile terminals and nearly 44% of the total advertising revenues being generated from mobile. Similarly, we note your reference to mobile DAUs in the Q4 2015 earnings call with regards to the Weibo advertising revenues and the fact that mobile monetization continues to be a critical driver to Weibo. Please provide us with a breakdown of portal advertising and Weibo revenues between mobile and PC for each period presented, including the periods to date in fiscal 2016. Also, describe for us how you separately track monetization for mobile and what consideration was given to separately discussing any known trends. Please refer to Item 5.D of Form 20-F and Section III.B.3 of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company attaches the following tables which set forth the breakdown between PC and mobile of Portal advertising and Weibo advertising revenues generated from the China market, which in aggregate accounted for more than 99% of the Company’s total advertising revenues for each period presented respectively:

Portal advertising	Q1 15	Q2 15	Q3 15	Q4 15	Q1 16	Q2 16
Mobile	14%	20%	29%	32%	44%	48%
PC	86%	80%	71%	68%	56%	52%

Weibo advertising	Q1 15	Q2 15	Q3 15	Q4 15	Q1 16	Q2 16
Mobile	58%	62%	64%	65%	66%	68%
PC	42%	38%	36%	35%	34%	32%

The Company respectfully advises the Staff that the above revenue break-down information was obtained through its advertising platform. Revenue generated from advertisements displayed on PCs is accounted for as the PC advertising revenue and revenue generated from advertisements displayed on mobile devices is accounted for as the mobile advertising revenue.

As mobile devices become increasingly popular as a means to accessing the internet, the Company views the mobilization as an important strategy. The Company believes that the information disclosed during its recent earnings calls is helpful for investors to gain a better understanding of the development of the Company’s monetization strategy. The Company will consider disclosing the general trend of mobile advertising revenues in future annual reports on Form 20-F if such trend is known to the Company then. On the other hand, for the sake of materiality as well as preserving confidentiality and competitiveness, the Company will disclose the detailed revenue breakdowns between PC and mobile advertising revenues if and only if the Company believes such information is material to investors, especially for investors’ understanding of the Company’s performance as compared with other players involved in the similar business in China, and these other players also disclose such information.

The Company confirms that it will continue to comply with the disclosure requirements as set forth in Item 5.D of Form 20-F and the Commission Release 33-8350 and make relevant disclosure in its future Form 20-F filings.

Notes to Consolidated Financial Statements

Note 6. Goodwill and Intangible Assets

Goodwill, page F-28

2.                                      We note that as of December 31, 2015, you performed a qualitative impairment assessment of goodwill. We further note the decreasing revenue and increasing operating losses in your Portal Advertising segment for the periods presented. Please describe for us the basis for your conclusion that as of December 31, 2015 it was not more-likely-than-not that the fair value was less than the carrying value for this reporting unit. Refer to ASC 350-10-35-3C through 35-3G

The Company respectfully advises the Staff that the Company has identified portal advertising as one of reporting units when performing the goodwill impairment test. The revenue of portal advertising business is derived from both PC and mobile. The goodwill related to other businesses, which mainly include MVAS, reading business and email business, was fully impaired prior to 2015.

In response to the Staff’s comment, the Company respectfully provides the Staff with the following assessment on the totality of circumstances to determine that the first and second steps of the goodwill impairment test are unnecessary:

• As disclosed in the 2015 Form 20-F, from a macro perspective, a study published by the Chinese National Bureau of Statistics indicated that China’s gross domestic product (“GDP”) in 2015 grew 6.9% year over year to RMB66.7 trillion ($10.8 trillion), although showing a slowdown in the annual growth; and China’s annual disposable income per capita for urban households climbed from RMB17,175 ($2,514) in 2009 to RMB31,195 ($4,969) in 2015, representing a compound annual growth rate (“CAGR”) of 10.5%.

• From an industry perspective, the internet and internet-related markets in China have been evolving rapidly in the recent years. The success of Chinese advertising business largely depends on an ever-increasing internet community and a dynamic online ecosystem in China where the Company is well positioned. According to the biannual survey by CNNIC on China’s internet industry, the number of internet users in China grew by 40 million in 2015 to reach 688 million as of December 31, 2015. Online advertising business in China has been robust due to a combined effect of the growing local economy, the increase in internet users and the shift of advertising budgets from traditional media to online media. With the large user base in China, Chinese market continues to be attractive for the Company to expand its product offerings and to grow the revenue streams.

• From overall financial performance perspective, as the Staff aware, the revenue from portal advertising decreased 9% year over year or decreased 7% year over year on a constant currency basis in 2015.  The decrease on a constant currency basis was mainly due to an increasingly competitive online advertising market landscape which led to a shift of advertising budget by brand advertisers. The Company expects that the decrease in revenue from brand advertisers will be offset by the increase revenue from SME customers as mentioned below. On the other hand, the Company also witnessed significant increase of revenues from SME customers, growing 106% and contributing 21% of total portal advertising revenue in 2015. The Company now has a nationwide SME distributor network to meet the marketing needs of SME customers and expects revenue from SME customers continue to grow stably in 2016.

• The Company respectfully advises the Staff that the operating loss from portal advertising and other business in 2015 was due to operating loss from other business, such as MVAS, reading business, email business, etc. In 2015, the Company’s portal business had a positive operating cash flow, flat increase in cost and the gross margin of the portal business was relatively stable in recent years, ranged from 54%~57%, which indicate that no fundamental change has occurred to the operating capability of the Company’s portal business.

The Company will regularly review and assess the circumstances involved to determine whether the first and second steps of the goodwill impairment test are necessary or not and consider including additional discussion in the Company’s future filings if circumstance changes.

Note 17. Financial Instruments

Non-recurring, page F-52

3.                                      We note that you measured the fair value of your cost method and equity method investments using significant unobservable inputs. Please tell us what consideration you gave to the disclosure requirements of ASC 810-10-50-2(bbb) and 2(f).

In response to the Staff’s comment, the Company will include the following revisions in its future filings on Form 20-F with the necessary updates:

“The Company measures certain financial assets, including the investments under cost method and equity method at fair value on a non-recurring basis only if an impairment charge were to be recognized. The fair values of the Company’s privately held investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates. The fair values of the Company’s equity investments in the equity securities of publicly listed companies are measured using quoted market prices. ~~on an other than temporary basis, and intangible assets, goodwill and fixed assets are marked to fair value when an impairment charge is recognized.~~

As of December 31, 2014 and 2015, certain investments under cost method and equity method were measured using significant unobservable inputs (Level 3) and written down from their respective carrying value to a fair value of nil, with impairment charges incurred and recorded in earnings for the year then ended. The impairment charges related to these investments were $6.1 million, $15.3 million and $6.6 million for the years ended December 31, 2013, 2014 and 2015, respectively (see Note 4 for further information).

The Company’s non-financial assets, such as intangible assets, goodwill and fixed assets, would be measured at fair value only if they were determined to be impaired.”

Form 6-K filed May 13, 2016

Exhibit 99.1

Unaudited Reconciliation of Non-GAAP to GAAP Results

4.                                      It appears that you do not include a separate income tax adjustment in arriving at non-GAAP net income (loss) attributable to SINA, which appears inconsistent with the updated Compliance and Disclosure Interpretation issued on May 17, 2016. Please review the guidance in Question 102.11 when preparing your next earnings release.

In response to the Staff’s comment, the Company will revise in its future filings to disclose the income tax adjustment separately in arriving at non-GAAP net income (loss) attributable to SINA.

*                                         *                                         *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding this submission, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at (852) 3740-4863.

Very truly yours,

/s/ Bonnie Yi Zhang
Bonnie Yi Zhang
Chief Financial Officer

cc:        Charles Chao, Chairman of the Board and Chief Executive Officer, SINA Corporation

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Will H. Cai, Esq., Skadden, Arps, Slate, Meagher & Flom LLP